Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full-Year 2011 Results

TAIPEI, Taiwan, March 22, 2012 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

“Business unit deconsolidations resulted in sharp revenue declines in 2011,” stated GigaMedia CEO John Stringer. “Unfortunately, costs and expenses were not adjusted quickly enough in response, leaving a dysfunctional business model.”

“In the fourth quarter, the company’s top line did not improve and the cost structure remained too high,” stated CEO John Stringer. “We recorded significant write-downs in the fourth quarter reflecting continued underperformance; in short it was a difficult year.”

“In 2012, new Giga began to take shape: Dirk Chen, our new CFO, and I joined the board at the start of the year, right after the addition of two new board members,” stated CEO John Stringer. “Together we are making good progress implementing a turnaround plan based on an explicit decision-making framework with clear objectives: 1) effectively managing cash; 2) maintaining the company’s listing on NASDAQ, and 3) executing a new vision for growth.”

“We are now increasing focus on key business sectors and beginning to adjust our business model to improve our expense to revenue ratio,” stated CEO John Stringer. “We look forward to updating our progress in 2012, confident in our ability to deliver improved performance by year-end.”

Overview

•

Corporate update: 1) Share buyback completed in 2011; 2) write-downs of certain assets and investments and bad debt expenses in the fourth quarter of 2011 totaled $59.4 million; 3) cash, cash equivalents, restricted cash, and marketable securities-current totaled $109.3 million as of December 31, 2011, which reflected a reclassification of $42.3 million from marketable securities non-current to marketable securities-current; 4) new board members added in late 2011; new CEO and CFO added in early 2012.

•

Taiwan: FunTown fourth-quarter 2011 revenues decreased 9 percent quarter-over-quarter; net income decreased 51 percent quarter-over-quarter due mainly to the impairment of the game 4Story; full-year revenues and net income grew 12 percent and 292 percent, respectively, driven by the new game A.V.A.

•

Southeast Asia: IAHGames fourth-quarter revenues increased 10 percent quarter-over-quarter; net loss increased compared to the third quarter of 2011; full-year 2011 revenues increased 43 percent year-over-year reflecting a full-year of consolidation compared to two quarters in 2010, but net loss for full-year 2011 increased compared to 2010.

Consolidated Financial Results

GigaMedia Limited is a major provider of online entertainment software and services, developing and operating a suite of online games in Asia covering the regions of Greater China and Southeast Asia. GigaMedia also retains a 40 percent equity interest in gambling software business Everest Gaming – now part of BetClic Everest.

For the Fourth Quarter

GIGAMEDIA 4Q11 CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q11	4Q10	Change (%)	4Q11	3Q11	Change (%)
Revenues (A)	7,394	8,903	-17	7,394	7,782	-5
Gross Profit (A)	4,077	2,821	45	4,077	4,566	-11
Loss from Operations (A)	14,064	34,668	-59	14,064	3,730	277
Loss from Continuing Operations (A)	51,234	44,598	15	51,234	8,108	532
Net Loss Attributable to GigaMedia	51,298	41,255	24	51,298	7,801	558
Net Loss Per Share, Diluted	1.01	0.73	38	1.01	0.15	573
Core Loss from Operations(A)(B)	5,896	6,087	-3	5,896	3,862	53
Core Net Loss (A) (B)	5,516	8,009	-31	5,516	3,820	44
Core Net Loss Per Share, Diluted (A) (B)	0.11	0.14	-21	0.11	0.07	57
EBITDA (C)	(50,323)	(40,347)	25	(50,323)	(7,687)	555
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	109,344	79,541	37	109,344	57,136	91

(A)	Excludes results from discontinued operations.
(B)

Core loss from operations, core net loss and core net loss per share exclude results from discontinued operations, financial results related to GigaMedia’s interest in the Everest Gaming business, non-cash share-based compensation expenses, bad debt expenses for loans receivable and certain non-cash items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the fourth quarter decreased to $7.4 million from $8.9 million in the same period of 2010 and from $7.8 million in the third quarter of 2011. Fourth-quarter results decreased year-over-year due to a 52 percent decrease in revenues in the company’s subsidiary IAHGames, which more than offset a 5 percent increase in the company’s FunTown operations.

Revenues in the company’s Asian online games business in the fourth quarter of 2011 decreased 17 percent year-over-year and were down 5 percent compared with the third quarter with the year-period variation reflecting the aforementioned factor.

Fourth-quarter revenues for FunTown increased to $5.8 million from $5.5 million a year ago and were down from $6.3 million in the third quarter of 2011. The year-period increase was mainly attributable to growth in the licensed games A.V.A. and Tales Runner, which offset a decrease in board and chess casual games. The quarterly sequential decline was attributable to lower contributions from Tales Runner, which more than offset growth in A.V.A. and board and chess casual games. Average monthly active paying accounts decreased to approximately 75,000 during the fourth quarter. Average monthly revenue per active paying account was approximately $25.45 during the fourth quarter of 2011, up 3 percent from the previous quarter. Fourth-quarter peak concurrent users were approximately 33,000, down 13 percent from the third quarter.

Fourth-quarter revenues for IAHGames were $1.6 million, up from $1.5 million in the third quarter of 2011. Online game revenues in the fourth quarter were led by contributions from FIFA Online 2, Dragonica Online and Granado Espada, primarily from Singapore, Vietnam and Thailand. GigaMedia is reviewing strategic options for this business unit as part of plans announced by new management to better manage cash, which includes a disposal and asset optimization program targeting underperforming assets.

Consolidated gross profit and gross profit for the Asian online games business for the fourth quarter grew to $4.1 million from $2.8 million in the same period in 2010 and declined from $4.6 million in the third quarter of 2011. Consolidated gross profit and gross profit for the Asian online games business benefited from lower operating costs in the fourth quarter compared to the same period last year, primarily the result of the termination of game box sales in Southeast Asia. Quarter-over-quarter, consolidated gross profit and gross profit for the Asian online games business were hurt by an increase in operating costs in IAHGames. Fourth-quarter 2011 consolidated gross profit margin and gross profit margin in the Asian online games business increased to 55.1 percent from 31.7 percent in the same period in the prior year and decreased from 58.7 percent in the third quarter of 2011 on the aforementioned variations in operating costs.

Consolidated operating expenses for the fourth quarter decreased to $18.1 million from $37.5 million in the fourth quarter of 2010 and increased from $8.3 million in the third quarter of 2011. Consolidated operating expenses for the fourth quarter of 2011 included bad debt expenses of $1.4 million related to IAHGames, and impairment charges totaling $8.3 million largely composed of IAHGames goodwill and intangible assets. Consolidated operating expenses for the fourth quarter of 2010 included impairment and bad debt expenses of $23.6 million related to T2CN. These items distorted period comparisons.

Operating expenses in the Asian online games business in the fourth quarter of 2011 were $15.6 million compared to $33.1 million in the same period last year and $6.6 million in the third quarter of 2011.

Consolidated product development and engineering expenses increased to $871 thousand in the fourth quarter of 2011 from $549 thousand in the same period last year and $376 thousand in the third quarter of 2011.

Consolidated selling and marketing expenses were $2.5 million in the fourth quarter of 2011 compared to $2.5 million in the same period in 2010 and $2.6 million in the third quarter of 2011.

Consolidated general and administrative expenses decreased to $5.0 million in the fourth quarter from $6.7 million in 2010 and held steady compared to $5.1 million in the third quarter of 2011. Corporate operating expenses were $2.6 million in the fourth quarter of 2011, comparable with $2.4 million in the third quarter of 2011.

Consolidated loss from operations for the fourth quarter was $14.1 million compared to a loss of $34.7 million in the fourth quarter of 2010 and a loss of $3.7 million in the third quarter of 2011. The period variations primarily reflected the aforementioned factors affecting revenues and costs and expenses.

Core loss from operations in the fourth quarter of 2011 was $5.9 million compared to a loss of $6.1 million in the prior year period and a loss of $3.9 million in the third quarter of 2011. (See the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)

Consolidated non-operating expenses/income during the fourth quarter of 2011 were expenses of $37.1 million compared to expenses of $9.4 million in the fourth quarter of 2010 and expenses of $5.2 million recorded in the third quarter of 2011. Results included the following: 1) a non-cash investment loss of $36.3 million related to GigaMedia’s remaining interest in Everest Gaming, 2) a non-cash investment loss of $12.6 million related to IAHGames, both of which more than offset 3) gains totaling approximately $13.0 million related to the disposal of T2CN and sales of marketable securities.

Consolidated net loss for the fourth quarter of 2011 was $51.3 million compared to a loss of $41.3 million in the fourth quarter of 2010 and a loss of $7.8 million in the third quarter of 2011. The period variations primarily reflected the aforementioned factors affecting income/loss from operations and consolidated non-operating expenses/income.

Core net loss for the fourth quarter of 2011 was $5.5 million, compared to a core net loss of $8.0 million in the same period last year and a core net loss of $3.8 million in the third quarter of 2011. Core basic and fully-diluted loss per share in the fourth quarter of 2011 were both $0.11. (See the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)

Consolidated EBITDA for the fourth quarter of 2011 was a loss of $50.3 million compared to a loss of $40.3 million in the same period last year and a loss of $7.7 million in the third quarter of 2011.

Cash and Strategic Investments

Cash, cash equivalents, restricted cash, and marketable securities-current were $109.3 million, up from $57.1 million in the third quarter of 2011. The increase reflected sales of part of GigaMedia’s holdings of publicly listed game development studios and the reclassification of $42.3 million from marketable securities non-current, per the company’s announced divestment plans related to certain of its game studio investments. Total short-term borrowings were $11.8 million at the end of the fourth quarter of 2011 compared to $12.7 million for the prior quarter.

Marketable securities – noncurrent plus investments, consisting of GigaMedia’s strategic holdings in game studios, developers and other related entities and the company’s remaining 40 percent interest in Everest Gaming, were $15.4 million in the fourth quarter, down from $99.4 million last quarter. The period decrease reflected the aforementioned reclassification and fourth-quarter write-downs of certain investments, as well as GigaMedia’s equity loss in Everest Gaming, which offset appreciation in value of investments in certain game studios and developers.

Additional Information

The loss on equity method investments during the fourth quarter of 2011 reported in the consolidated financial statements attached hereto includes GigaMedia’s 40 percent share of the gambling software business (Everest Gaming’s) net loss for the fourth quarter of 2011.

In addition, GigaMedia is providing the following supplemental figures related to Everest Gaming’s operations in order to facilitate investors’ understanding of GigaMedia’s results. All amounts were provided to GigaMedia by Everest Gaming’s management and are unaudited.

During the fourth quarter of 2011, Everest Gaming reported to GigaMedia total revenues of $10.9 million, including poker revenues of $7.4 million, with approximately 82,000 unique active players and 24,000 new depositing players. Everest Gaming also reported to GigaMedia total net loss of $86.7 million for the period.

For the Full Year 2011

GIGAMEDIA FY11 CONSOLIDATED FINANCIAL RESULTS
(all figures in US$ thousands, except per share amounts)	FY11 (unaudited)	FY10 (audited)	Change (%)
Revenues (A)	34,395	64,682	-47
Gross Profit (A)	19,086	43,569	-56
Loss from Operations (A)	(24,111)	(47,696)	-49
Income (Loss) from Continuing Operations (A)	(71,630)	1,408	NA
Net Income (Loss) Attributable to GigaMedia	(71,212)	2,650	NA
Earnings (Loss) Per Share, Diluted	(1.32)	0.04	NA
Core Loss from Operations (A) (B)	(14,425)	(14,322)	1
Core Net Loss (A) (B)	(12,000)	(13,733)	-13
Core Net Loss Per Share, Diluted (A) (B)	(0.22)	(0.25)	-12
EBITDA (C)	(67,882)	13,644	NA

(A)	Excludes results from discontinued operations.
(B)

Core loss from operations, core net loss and core net loss per share exclude results from discontinued operations, financial results related to GigaMedia’s interest in the Everest Gaming business, non-cash share-based compensation expenses, bad debt expenses for loans receivable and certain non-cash items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for 2011 decreased to $34.4 million from $64.7 million in 2010 due primarily to the deconsolidation of Everest Gaming and T2CN, which occurred in March 2010 and July 2010, respectively. Revenues in the Asian online games business decreased to $34.4 million in 2011 from $38.9 million in 2010, with 12 percent growth in FunTown revenues more than offset by the loss of revenues due to the deconsolidation of T2CN.

Consolidated gross profit for 2011 decreased to $19.1 million from $43.6 million in 2010 attributable to the aforementioned revenue declines and lower gross margin in the Asian online games business resulting from the deconsolidation of T2CN, the consolidation of IAHGames in 2010 and a higher proportion of licensed game contributions in 2011. Consolidated gross profit margin declined to 55.5 percent in 2011 from 67.4 percent in 2010, reflecting the deconsolidation of Everest Gaming and a lower gross margin in the Asian online games business during the period.

Consolidated loss from operations for 2011 was $24.1 million compared to a loss of $47.7 million in 2010. The loss in 2011 included impairment losses and bad debt expenses that totaled $10.1 million, and the 2010 loss included impairment losses and bad debt expenses, plus certain contract termination costs, which all together totaled $30.6 million. These factors impacted operating income and distorted period comparisons.

Core loss from operations was $14.4 million in 2011 compared to a loss of $14.3 million in 2010.

Consolidated net loss for 2011 was $71.2 million compared to net income of $2.7 million in 2010.

Core net loss in 2011 was $12.0 million compared to core net loss of $13.7 million in 2010. Core basic and fully-diluted loss per share in 2011 were each $0.22 compared to loss per share of $0.25 in 2010.

Consolidated EBITDA for 2011 was a loss of $67.9 million compared to income of $13.6 million a year ago.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of March 22, 2012. Given potential changes in economic conditions and consumer spending, the evolving nature of gambling software, online games, and various other risk factors, including those discussed in the company’s 2010 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Turnaround initiatives

Management is reviewing and adjusting business models and implementing new strategies to build efficiencies across the business, improve productivity and drive improved performance.

FunTown plans new game launches in 2012 in Taiwan and Hong Kong. Jidi Joy is increasing focus on social and Web-based games; management plans to leverage self-developed and licensed games on open social platforms in China.

In the first quarter, management completed several initiatives, including merging the company’s Hong Kong offices in February and implementing a significant force reduction at Jidi Joy in March.

First-quarter financial results

In the first quarter of 2012, management expects consolidated revenues to be flat to slightly up compared to the fourth quarter of 2011. Management does not anticipate bad debt expenses or write-downs in the first quarter, resulting in significant decreases in total operating expenses and net loss quarter-over-quarter.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: core income (loss) from operations, core net income (loss), core basic and fully-diluted earnings (loss) per share, and EBITDA, which are US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the following: 1) financial results related to the gambling software business; 2) the impact of discontinued operations; 3) share-based compensation; and 4) certain non-cash or one-time items, including impairment losses related to game licensing, game studios and other related assets, gains and losses on the sale of businesses and discontinued operations, and impairment losses on marketable securities and investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.

The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.

GigaMedia records the expensing of share-based compensation based on the FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.

The company’s management believes excluding the non-cash impairments of loans receivable, game capitalized costs and investments is useful for itself and for investors, as such impairments do not impact cash and are not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.

The company believes that the presentation of core income (loss) from operations, core net income (loss) and core basic and fully-diluted earnings (loss) per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of financial results related to the gambling software business, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under US GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using core income (loss) from operations, core net income (loss) and core basic and fully-diluted earnings (loss) per share is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with US GAAP and by providing specific information regarding the US GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

About the Numbers in This Release

Full-year and quarterly figures

All 2011 quarterly and full-year figures and all 2010 quarterly figures referred to in the text, tables and attachments to this release are unaudited; all full-year 2010 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Consolidated financial results for 2010 include the results from GigaMedia’s strategic acquisition from July 2010 of leading Southeast Asian online games operator, publisher and distributor IAHGames. Period results were also impacted by a dispute between GigaMedia and its former China head related to T2CN operations, as detailed in GigaMedia’s filings with the United States Securities and Exchange Commission. In accordance with reporting guidelines, beginning in the third quarter of 2010 GigaMedia began to consolidate the results of its IAHGames online games operations and deconsolidated the results of its T2CN operations. As a result, consolidated financial results for 2010 may not be comparable with other periods.

Segmental results

GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.

Conference Call and Webcast

Management will hold an investor conference call and webcast on March 22, 2012 at 9:00 p.m. Eastern Daylight Time, which is 9:00 a.m. Taipei Time on March 23, 2012, to discuss GigaMedia’s fourth-quarter and full-year 2011 performance.

Dial-in numbers:

U.S.: +1-866-519-4004

International: +65-6723-9381

Passcode: 61232241

A replay will be available from 12:00 a.m. Eastern Daylight Time on March 23, 2012 for seven days.

U.S.: +1-866-214-5335

International: +612-8235-5000

Passcode: 61232241

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by Q&A with questions submitted via email. Please email your questions in advance to IR@gigamedia.com.tw. The company will read the questions aloud on the call and respond to as many questions as possible.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2011 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2011	9/30/2011	12/31/2010	12/31/2011	12/31/2010
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Gaming software and service revenues	0	0	0	0	25,820,083
Asian online game and service revenues	7,394,067	7,781,825	8,902,652	34,394,784	38,862,413

	7,394,067	7,781,825	8,902,652	34,394,784	64,682,496

Operating costs
Cost of gaming software and service revenues	0	0	0	0	4,009,650
Cost of Asian online game and service revenues (includes share-based compensation expenses under ASC 718 of -$28, $0, -$798, $45 and $10,552, respectively)	3,316,802	3,215,361	6,081,326	15,308,753	17,103,636

	3,316,802	3,215,361	6,081,326	15,308,753	21,113,286

Gross profit	4,077,265	4,566,464	2,821,326	19,086,031	43,569,210

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under ASC 718 of -$11,600, $3,886, -$7,079, $58 and $17,632, respectively)	870,627	375,765	549,410	2,000,307	7,300,868
Selling and marketing expenses (includes share-based compensation expenses under ASC 718 of $18,067, $14,562, -$17,747, $62,304 and $64,358, respectively)	2,522,109	2,620,197	2,512,633	10,685,216	21,588,620
General and administrative expenses (includes share-based compensation expenses under ASC 718 of -$403,382, $578,125, $404,353, $1,121,476 and $2,921,839, respectively)	4,999,475	5,069,641	6,734,875	20,393,063	31,780,630
Bad debt expenses	1,450,919	230,661	1,436,207	1,820,461	1,639,159
Impairment losses	8,298,395	0	4,016,442	8,298,395	4,732,333
Impairment loss on T2CN operating entites	0	0	22,234,363	0	22,234,363
Other	0	0	5,892	0	1,988,882

	18,141,525	8,296,264	37,489,822	43,197,442	91,264,855

Loss from operations	(14,064,260)	(3,729,800)	(34,668,496)	(24,111,411)	(47,695,645)

Non-operating income (expense)
Interest income	88,017	221,841	495,998	766,837	955,597
Gain on sales of marketable securities	6,299,029	0	0	6,299,029	0
Interest expense	(144,775)	(96,784)	49,475	(426,117)	(370,032)
Foreign exchange gain (loss)—net	(205,769)	(276,367)	(364,526)	(426,186)	(605,558)
Loss on disposal of property, plant and equipment	(25,499)	(18,417)	(18,257)	(48,835)	(125,146)
Loss on equity method investments—net	(36,209,752)	(5,735,146)	(15,529,564)	(47,869,137)	(20,770,157)
Gain on disposal of investments—T2CN	4,738,588	0	0	4,738,588	0
Gain on deconsolidation of gaming software and service business	0	0	3,312,756	0	79,140,088
Impairment loss on marketable securities and investments	(13,326,719)	0	(2,277)	(13,326,719)	(4,677,150)
Gain on fair value changes of warrant derivative	0	0	2,595,219	0	2,595,219
Recovery of loss on termination of third-party contract	1,347,502	664,781	0	2,012,283	0
Other	295,920	79,836	39,211	517,042	220,787

	(37,143,458)	(5,160,256)	(9,421,965)	(47,763,215)	56,363,648

Income (loss) from continuing operations before income taxes	(51,207,718)	(8,890,056)	(44,090,461)	(71,874,626)	8,668,003
Income tax (expense) benefit	(26,677)	782,553	(507,283)	245,013	(7,260,495)

Income (loss) from continuing operations	(51,234,395)	(8,107,503)	(44,597,744)	(71,629,613)	1,407,508
Income (loss) from discontinued operations	(532)	(54)	33,904	51,581	(127,519)

Net income (loss)	(51,234,927)	(8,107,557)	(44,563,840)	(71,578,032)	1,279,989
Less: Net loss (gain) attributable to noncontrolling interest and subsidiary preferred shares	(62,760)	306,660	3,308,927	365,783	1,370,371

Net income (loss) attributable to GigaMedia	(51,297,687)	(7,800,897)	(41,254,913)	(71,212,249)	2,650,360

Earnings (loss) per share attributable to GigaMedia
Basic:
(Loss) income from continuing operations	(1.01)	(0.15)	(0.73)	(1.32)	0.05
(Loss) income from discontinued operations	0.00	0.00	0.00	0.00	0.00

	(1.01)	(0.15)	(0.73)	(1.32)	0.05

Fully-diluted:
(Loss) income from continuing operations	(1.01)	(0.15)	(0.73)	(1.32)	0.04
(Loss) earnings from discontinued operations	0.00	0.00	0.00	0.00	0.00

	(1.01)	(0.15)	(0.73)	(1.32)	0.04

Weighted average shares outstanding:
Basic	50,742,119	53,288,021	56,261,901	54,038,870	55,834,368

Diluted*	50,742,119	53,288,021	56,261,901	54,038,870	59,290,983

*	Options to purchase 557 thousand shares, 1,206 thousand shares and 2,731 thousand shares of common stock were not included in dilutive securities for three months ended December 31, 2011, September 30, 2011 and December 31, 2010, respectively, as the effect would be anti-dilutive.

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2011	9/30/2011	12/31/2010
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	63,997,038	49,066,727	70,988,577
Marketable securities—current	42,346,805	3,568,906	3,552,920
Accounts receivable—net	6,450,950	8,098,087	9,505,663
Prepaid expenses	1,574,362	1,836,708	1,996,659
Restricted cash	3,000,000	4,500,000	5,000,000
Other receivables	750,544	5,993,777	991,800
Other current assets	799,981	1,825,441	1,052,010

Total current assets	118,919,680	74,889,646	93,087,629

Marketable securities—noncurrent	7,083,820	44,978,140	33,388,752
Investments	8,315,220	54,451,753	66,773,523
Property, plant & equipment—net	4,288,097	4,404,008	5,301,678
Goodwill	28,436,978	38,183,416	39,492,651
Intangible assets—net	15,534,597	18,220,058	19,769,323
Prepaid licensing and royalty fees	7,102,457	7,631,236	4,213,553
Other assets	2,025,144	5,471,975	5,561,716

Total assets	191,705,993	248,230,232	267,588,825

Liabilities and equity
Accounts payable	1,831,495	5,139,696	4,305,186
Accrued compensation	2,100,524	1,933,416	4,239,051
Accrued expenses	10,633,710	10,201,270	10,985,777
Short-term borrowings	11,773,920	12,677,165	12,413,465
Other current liabilities	9,318,627	8,876,041	11,349,536

Total current liabilities	35,658,276	38,827,588	43,293,015
Other liabilities	1,186,094	7,547,186	7,729,586

Total liabilities	36,844,370	46,374,774	51,022,601

Subsidiary preferred shares	1,786,091	1,705,766	1,464,791

GigaMedia’s shareholders’ equity	156,072,119	203,763,681	217,521,137
Noncontrolling interest	(2,996,587)	(3,613,989)	(2,419,704)

Total equity	153,075,532	200,149,692	215,101,433

Total liabilities and equity	191,705,993	248,230,232	267,588,825

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2011	9/30/2011	12/31/2010	12/31/2011	12/31/2010
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Loss from operations:
GAAP result	(14,064,260)	(3,729,800)	(34,668,496)	(24,111,411)	(47,695,645)
Adjustments:
(a) share-based compensation	(396,943)	596,573	378,729	1,183,883	3,014,381
(b) bad debt expenses related to T2CN	0	0	1,404,882	0	1,482,631
(c) impairment loss on capitalized software costs and other intangible assets	3,201,563	0	1,759,818	3,201,563	2,199,557
(d) impairment loss on fixed assets	0	0	0	0	277,784
(e) impairment loss on goodwill	5,096,832	0	2,254,992	5,096,832	2,254,992
(f) impairment loss on T2CN operating entites	0	0	22,234,363	0	22,234,363
(g) contract termination costs	0	0	0	0	1,988,882
(h) financial results related to gambling software business	266,871	(729,073)	548,939	203,950	(78,514)

Core loss from operations (Non-GAAP result)	(5,895,937)	(3,862,300)	(6,086,773)	(14,425,183)	(14,321,569)

Net income (loss) attributable to GigaMedia:
GAAP result	(51,297,687)	(7,800,897)	(41,254,913)	(71,212,249)	2,650,360
Adjustments:
(a) share-based compensation	(403,862)	517,642	382,207	1,111,058	2,871,089
(b) bad debt expenses related to T2CN	0	0	1,404,882	0	1,482,631
(c) impairment loss on capitalized software costs and other intangible assets	3,159,952	0	1,424,874	3,159,952	1,789,857
(d) impairment loss on fixed assets	0	0	0	0	163,061
(e) impairment loss on goodwill	5,096,832	0	1,803,994	5,096,832	1,803,994
(f) impairment loss on T2CN operating entites	0	0	22,234,363	0	22,234,363
(g) contract termination costs	0	0	0	0	1,658,732
(h) impairment loss on Blizzard games recorded in equity method investments	0	0	10,571,882	0	10,571,882
(i) gain on deconsolidation of gaming software and service business, net of taxes	0	0	(3,271,468)	0	(73,037,860)
(j) impairment loss on marketable securities and investments	13,326,719	0	0	13,326,719	4,677,150
(k) gain on reversal of subsidiary warrant liabilities		(531,825)	(2,076,175)	0	(2,076,175)
(l) loss (income) from discontinued operations	532	54	(33,904)	(51,581)	127,519
(m) financial results related to gambling software business	36,533,799	3,994,842	805,369	49,033,539	11,350,416
(n) Loss (gain) on disposal of marketable securities and investments	(11,037,616)	0	0	(11,037,616)	0
(o) Recovery of loss on termination of third-party contract	(894,741)	0	0	(1,426,566)	0

Core net loss attributable to GigaMedia (Non-GAAP result)	(5,516,072)	(3,820,184)	(8,008,889)	(11,999,912)	(13,732,981)

Basic earnings (loss) per share attributable to GigaMedia:
GAAP result	(1.01)	(0.15)	(0.73)	(1.32)	0.05
Adjustments	0.90	0.07	0.59	1.10	(0.29)

Core basic EPS (Non-GAAP result)	(0.11)	(0.07)	(0.14)	(0.22)	(0.24)

Diluted earnings (loss) per share attributable to GigaMedia:
GAAP result	(1.01)	(0.15)	(0.73)	(1.32)	0.04
Adjustments	0.90	0.07	0.59	1.10	(0.29)

Core diluted EPS (Non-GAAP result)	(0.11)	(0.07)	(0.14)	(0.22)	(0.25)

Weighted average shares outstanding:
Basic	50,742,119	53,288,021	56,261,901	54,038,870	55,834,368
Diluted	50,742,119	53,288,021	56,261,901	54,037,870	59,290,983
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(51,297,687)	(7,800,897)	(41,254,913)	(71,212,249)	2,650,360
Depreciation	452,626	487,974	459,097	1,946,463	1,918,862
Amortization	553,716	578,676	683,734	2,267,934	2,649,624
Interest (income) expense	(13,573)	(160,984)	(625,730)	(520,930)	(566,674)
Income tax (benefit) expense	(18,091)	(791,420)	390,556	(363,234)	6,991,840

EBITDA	(50,323,009)	(7,686,651)	(40,347,256)	(67,882,016)	13,644,012